The information in this free writing prospectus is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Pricing Supplement (To Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)2 Registration No. 333-190038 August 7, 2013

US$[           ]

CALLABLE CMS SPREAD RANGE ACCRUAL NOTES DUE AUGUST 22, 2028

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100.00%	Series:	Global Medium-Term Notes, Series A
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	August 22, 2013
Original Trade Date:		Maturity Date:	August 22, 2028, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06741TC70	Denominations:	Minimum denominations of US$1,000 and in integral multiples of US$1,000 thereafter.
ISIN:	US06741TC702
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Day Count Convention (or Fraction):
		☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252

[Terms of Notes continue on next page]

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	100.00%	2.00%	98.00%
Total	$	$	$

1 Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $942.00 and $972.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.  We may decide to sell additional Notes after the date of the pricing supplement, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above.  In addition, the estimated value of the Notes on the date any additional Notes are traded will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may be lower or higher than our estimated value of the Notes on the Original Trade Date, but in no case will be less than $942.00 per Note.

2 Barclays Capital Inc. will receive commissions from the Issuer equal to [2.00]% of the principal amount of the notes, or $[20.00] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PPS–1 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Reference Asset/Reference Rate:

The Reference Rate will be equal to the CMS Spread. As of any day during an Interest Period, the CMS Spread will be an amount determined by the Calculation Agent, which will be the CMS Rate for such day with a maturity of 30 years minus the CMS Rate for such day with a maturity of 2 years. (See “The CMS Rates” on page PPS-7 for additional information on how the CMS Rates are calculated).

Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the product of (1) the Above Barrier Rate multiplied by(2) the applicable Accrual Factor.

Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which the value of the Reference Rate observed on that day is above or equal to the applicable Barrier divided by the total number of calendar days in that Interest Period.  Notwithstanding anything else to the contrary, the Reference Rate on any calendar day in an Interest Period that is not a Business Day will equal the Reference Rate observed on the immediately preceding Business Day.

Rate Cut-Off:

For any Interest Period, the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date.

Above Barrier Rate:	6.00% per annum
Barrier:	0.25%
Interest Payment Dates:

☐ Monthly,                   ☒ Quarterly,                      ☐ Semi-Annually,                          ☐ Annually,

payable in arrears on 22nd day of each February, May, August, and November, commencing on November 22, 2013 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on November 22, 2013, provided we give at least five business days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary pricing supplement relates.  Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant preliminary pricing supplement or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately 6 months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

At our sole option, we may decide to offer additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in the pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may differ significantly from our estimated value of the Notes on the Original Trade Date, but in no case will be less than $[].

We urge you to read the “Selected Risk Considerations” beginning on page PPS-1 of this free writing prospectus.

You may revoke your offer to purchase the Notes at any time prior to the pricing date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the applicable CMS Rates or the Reference Rate. Instead, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the Reference Rate (or “CMS Spread”, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof) is equal to or above the Barrier during a given Interest Period.  For each calendar day in an Interest Period on which the Reference Rate is equal to or above the Barrier, the Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is below the relevant Barrier, no interest will accrue on your Notes.

As a result, if the Reference Rate (that is the CMS Spread) is below the Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is below the applicable Barrier.  Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If the Reference Rate is below the Barrier on every calendar day in an Interest Period, then you will receive no interest payment for that Interest Period on the related Interest Payment Date.  If the Reference Rate is below the Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term.

In addition, please note that even if the CMS Spread is positive on a particular day during an Interest Period, no interest will accrue on such day if the CMS Spread is below the Barrier.  As such, no interest will accrue on any day on which the 30 Year CMS does not exceed the 2 Year CMS by 0.25% or more.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Maximum Return—Your maximum possible return for any Interest Period is a coupon payment payable at the Above Barrier Rate.  Even if the CMS Spread widens significantly during one or more Interest Periods, your return will in no event exceed the Above Barrier Rate.

•                  Rate Cut-Off—Because the Reference Rate with respect to each day from and including the fifth Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, a “Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be the Reference Rate in effect on such Reference Rate Cut-Off Date, if the Reference Rate on the Rate Cut-Off Date is below the Barrier, you will receive no interest payments on your Notes in respect of the days from and including the Rate Cut-Off Date to but excluding the relevant Interest Payment Date, even if the Reference Rate as actually calculated on any of those days were greater than or equal to the Barrier.

•                  Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date commencing on or after November 22, 2013.  It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

PPS-1

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, the wealth management division of Barclays Capital Inc. (“WIM”), may arrange for the sale of the Notes to certain of its clients.  In doing so, WIM will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of WIM as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  WIM is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  WIM is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through WIM, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.  Moreover, at our sole option, we may decide to sell additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this preliminary pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade may differ significantly from our estimated value of the Notes on the Original Trade Date.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the

PPS-2

Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Reference Rates.    Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the difference between 30 Year CMS Rate and 2 Year CMS Rate. In general, the value of the Notes will increase when the difference between the CMS Rates increases (to the extent that 30 Year CMS Rate is greater than 2 Year CMS Rate), and the value of the Notes will decrease when the difference between the CMS Rates decreases (to the extent that 30 Year CMS Rate is greater than 2 Year CMS Rate).  Conversely, the value of the Notes will decrease when the difference between the CMS Rates increases (to the extent that 2 Year CMS Rate is greater than 30 Year CMS Rate), and the value of the Notes will increase when the difference between the CMS Rates decreases (to the extent that 2 Year CMS Rate is greater than 30 Year CMS Rate). Because short-term interest rates are more sensitive than long-term interest rates, a decreasing interest rate environment may increase the value of the Notes (by widening the spread between the short-term and long-term rates) while an increasing interest rate environment may decrease the value of the Notes (by narrowing the spread between the short-term and long-term rates);

PPS-3

o                the volatility (i.e., the frequency and magnitude of changes in the level) of the difference between the CMS Rates, which may have an adverse impact on the value of the Notes;

o                the time to maturity of the Notes.  As a result of a “time premium,” the Notes may have a value above that which would be expected based on the levels of interest rates and the levels of the CMS Rates at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the levels of the CMS Rates during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the levels of the CMS Rates at such time, may adversely affect the value of the Notes;

o                Interest and yield rates in the market generally;

o                the fluctuations of the CMS Rates and the possibility that the interest rate on the Notes will decrease or that no interest will be paid during certain interest rate periods;

o                our right to redeem the Notes;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each calendar day during an Interest Period, a value for the Reference Rate is determined by calculating the CMS Spread (the difference between the CMS Rates of the two maturities identified on the cover page hereof) on that day.

Step 2: Calculate the Accrual Factor.

Once the daily Reference Rate is calculated, the daily Reference Rate is evaluated to determine whether it is equal to or above the Barrier.  In particular, under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period is dependent on the Accrual Factor.  The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Reference Rate is equal to or above the Barrier during that Interest Period, and the denominator reflects the total number of calendar days in that Interest Period.

Step 3: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is equal to or above the Barrier, the Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is below the relevant Barrier, no interest will accrue.

Stated mathematically, the interest rate per annum for any Interest Period will be equal to the product of the Above Barrier Rate multiplied by the applicable Accrual Factor.

The maximum possible per annum interest rate for any Interest Period is the Above Barrier Rate, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is less than the Barrier, and could potentially be zero. See “Selected Risk Factors— Reference Rate / Interest Payment Risk” and “Maximum Return”.

PPS-4

Step 4: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction (90/360 in light of the quarterly Interest Payment Dates).  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period under different Accrual Factor scenarios.  These examples are based on the Above Barrier Rate of 6.00%.  These examples are further based on the Notes having quarterly Interest Payment Dates and the interest payments being calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.  These examples do not take into account any tax consequences from investing in the Notes.  The examples below assume the Notes are held until the Maturity Date.

Above Barrier Rate	Number of calendar days on which the Reference Rate[1] was equal to or above the Barrier	Accrual Factor	Interest Rate (per annum)[2]	Effective Interest Rate[3]	Interest Payment Amount (per $1,000 Note)[4]
6.00%	90	100.00%	6.00%	1.50%	$15.00
6.00%	60	66.67%	4.00%	1.00%	$10.00
6.00%	30	33.33%	2.00%	0.50%	$5.00
6.00%	0	0.00%	0.00%	0.00%	$0.00

1.	The value of the Reference Rate on any day is equal to the CMS Spread (the difference between the CMS Rates of the two maturities identified on the cover page hereof) on that day.
2.

The interest rate per annum is equal to the product of the Above Barrier Rate and the applicable Accrual Factor. No interest will accrue for any calendar days during the Interest Period on which the Reference Rate is below the Barrier.

3.	Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).
4.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If the value of the Reference Rate (the CMS Spread) is equal to or above the Barrier on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 100%, or 1.0.  In this case, the Above Barrier Rate of 6.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Above Barrier Rate of 6.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $15.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 6.00% x (90/360) = 1.50%

Interest Payment = $1,000 x 1.50% = $15.00

Example 2: If the value of the Reference Rate (the CMS Spread) is below the Barrier on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 0%, or 0.0.  In this case, no interest would accrue on any day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate (the CMS Spread) is equal to or above the applicable Barrier on 33.33% of the calendar days in the relevant Interest Period, but below the Barrier on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333.  In this case, the Above Barrier Rate of 6.00% would accrue for 33.33% of the days in that

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Interest Period, while no interest would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.00%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (6.00% x 0.3333) = 2.00%

Based on the per annum Interest Rate for the relevant Interest Period determined per the above, you would receive an interest payment of $5.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.00% x (90/360) = 0.50%

Interest Payment = $1,000 x 0.50% = $5.00

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THE CMS RATES

The CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 2 years (“2 Year CMS Rate” and, together with the “30 Year CMS Rate, the “CMS Rates”), will be determined by the Calculation Agent by reference to the 30 Year CMS Rate and 2 Year CMS Rate that appear on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant calendar day.  Please see the information contained in “Reference Assets—CMS Rate” starting on page S-72 of the Prospectus Supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the Reference Rate cannot be determined in the manner described above.

Historical Information for the CMS Rates

We have provided the following historical information to help you evaluate the behavior of the CMS Rates in various periods.  The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes.  Fluctuations in the CMS Rates make the interest rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated.  Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically. In addition, our projections of the future performance of the CMS Rates may also differ markedly from the historical performance.  As such, you should not rely on the historical performance of the Reference Rate as an indication of future performance of the Reference Rate.

We cannot guarantee that the difference between the CMS Rates will be maintained or will increase or that the difference between the 30 Year CMS Rate and the 2 Year CMS Rate will be greater than or equal to the Barrier over the term of the Notes or that you will receive interest payments for any Interest Period over the term of the Notes.  The actual interest rate on the Notes for any Interest Period will depend on the actual CMS Rates on the applicable calendar days during each Interest Period.

The following table shows historical month-end differences between the CMS Rates from January 2008 through August 5, 2013 based on the CMS Rates as published by Bloomberg L.P.  We have not independently verified the accuracy or completeness of the historical data in the table and graph below.  The Calculation Agent will determine the actual interest rate on the Notes for each Interest Period by reference to the CMS Rates as published on the ISDAFIX1 Page.

PAST PERFORMANC IS NOT INDICATIVE OF FUTURE PERFORMANCE

Historical Difference between 30 Year CMS Rate and 2 Year CMS Rate(1)

	2008	2009	2010	2011	2012	2013
January	1.967%	1.767%	3.295%	3.503%	2.165%	2.59%
February	2.308%	1.762%	3.352%	3.406%	2.219%	2.551%
March	2.178%	1.872%	3.321%	3.35%	2.394%	2.567%
April	1.676%	2.103%	3.13%	3.384%	2.256%	2.453%
May	1.65%	2.838%	2.815%	3.309%	1.739%	2.769%
June	1.393%	2.634%	2.75%	3.392%	1.931%	2.948%
July	1.562%	2.744%	2.99%	3.242%	1.912%	3.215%
August	1.452%	2.767%	2.516%	2.686%	2.103%	3.212%(2)
September	1.233%	2.619%	2.742%	2.139%	2.185%
October	1.662%	2.923%	3.15%	2.436%	2.229%
November	0.928%	3.037%	3.034%	2.096%	2.175%
December	1.233%	3.104%	3.341%	1.871%	2.356%

(1)               The Reference Rate will be an amount determined by the Calculation Agent equal to the CMS Spread, which is 30 Year CMS Rate minus 2 Year CMS Rate.  The Reference Rate will be calculated on a daily basis, subject to Rate Cut-Off.

(2)               As measured on August 5, 2013.

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The following graph shows daily differences between the CMS Rates from January 2008 through August 5, 2013 based on the CMS Rates as published by Bloomberg L.P.  We have not independently verified the accuracy or completeness of the historical data in the table and graph below.  The Calculation Agent will determine the actual interest rate on the Notes for each Interest Period by reference to the CMS Rates as published on the ISDAFIX1 Page.

PAST PERFORMANC IS NOT INDICATIVE OF FUTURE PERFORMANCE

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UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith.  The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

Based on forward rates for the Reference Rate as of the date of this pricing supplement, we intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  As a result, you may be required to include original issue discount (“OID”) in income with respect to your Notes in excess of any cash payments made on the Notes during one or more taxable years.  Additionally, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income.  If we treat the Notes as contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director — Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

If forward rates for the Reference Rate on the Original Issue Date are different than forward rates for the Reference Rate as of the date of this pricing supplement, we may treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement (including the OID provisions described thereunder).  You may contact Director – Structuring, Investor Solutions Americas, at (212) 412-1101, on or after the Original Issue Date, to determine whether we in fact will treat the Notes as variable rate debt instruments.

Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

3.8% Medicare Tax On “Net Investment Income”

U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PPS-9

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above.  However, the U.S. federal income tax treatment of the Notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

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CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

CALLABLE CMS SPREAD RANGE ACCRUAL NOTES DUE AUGUST 22, 2028

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 19, 2013, AND THE

PROSPECTUS SUPPLEMENT DATED JULY 19, 2013)